Exhibit 99.1

Pembina Pipeline Corporation Declares Common Share Dividend for January and Quarterly Preferred Share Dividends

CALGARY, Jan. 7, 2014 /CNW/ - The Board of Directors of Pembina Pipeline Corporation ("Pembina" or the "Company") (TSX: PPL) (NYSE: PBA) has declared a monthly common share cash dividend for January 2014 of $0.14 per share to be paid, subject to applicable law, on February 14, 2014 to shareholders of record on January 25, 2014. Pembina's Board of Directors also declared a quarterly dividend of $0.265625 per cumulative redeemable rate reset class A preferred share, series 1 (the "Series 1 Preferred Shares") and a quarterly dividend of $0.29375 per cumulative redeemable rate reset class A preferred share, series 3 (the "Series 3 Preferred Shares") to be paid, subject to applicable law, on March 1, 2014 to shareholders of record on February 1, 2014.

All of Pembina's dividends are designated "eligible dividends" for Canadian income tax purposes. For non-resident shareholders, Pembina's common share dividends are considered "qualified dividends" and are subject to Canadian withholding tax.

For shareholders receiving their common share dividends in U.S. funds, the January 2014 cash dividend is expected to be approximately U.S.$0.131 per share (before deduction of any applicable Canadian withholding tax) based on a currency exchange rate of 0.9382. The actual U.S. dollar dividend will depend on the Canadian/U.S. dollar exchange rate on the payment date and will be subject to applicable withholding taxes.

Confirmation of Record and Payment Date Policy

Pembina pays cash dividends on its common shares in Canadian dollars on a monthly basis to shareholders of record on the 25th calendar day of each month (except for the December record date, which is December 31st), if, as and when determined by the Board of Directors. Should the record date fall on a weekend or a statutory holiday, the effective record date will be the previous business day. The dividend payment date is the 15th of the month following the record date.  Should the payment date fall on a weekend or on a holiday the business day prior to the weekend or holiday becomes the payment date.  Dividends on the Series 1 Preferred Shares and the Series 3 Preferred Shares are payable on the 1st day of March, June, September and December in each year, if, as and when declared by the Board of Directors.

About Pembina

Calgary-based Pembina Pipeline Corporation is a leading transportation and midstream service provider that has been serving North America's energy industry for nearly 60 years. Pembina owns and operates: pipelines that transport conventional and synthetic crude oil, condensate and natural gas liquids produced in western Canada; oil sands, heavy oil and diluent pipelines; gas gathering and processing facilities; and, an oil and natural gas liquids infrastructure and logistics business. With facilities strategically located in western Canada and in natural gas liquids markets in eastern Canada and the U.S., Pembina also offers a full spectrum of midstream and marketing services that span across its operations. Pembina's integrated assets and commercial operations enable it to offer services needed by the energy sector along the hydrocarbon value chain.

SOURCE: Pembina Pipeline Corporation

%CIK: 0001546066

For further information:

Investor Relations
Hayley Nelson
(403) 231-3156
1-855-880-7404
e-mail: investor-relations@pembina.com
www.pembina.com

CO: Pembina Pipeline Corporation

CNW 16:32e 07-JAN-14